Filing under 425 under the U.S. Securities Act of 1933
Filing by: CAPITAL PRODUCT PARTNERS L.P. (SEC No. 001-33373)
Subject Company: CRUDE CARRIERS CORP. (SEC File No. 001-34651)
Capital Product Partners L.P. www.capitalpplp.com May 2011

Disclosures This presentation contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current assumptions and expectations with respect to expected future events and performance. All statements, other than statements of historical facts, including anticipated expiration of our charters and charter coverage for 2011 and beyond, expected orderbook slippage, fleet growth and demand as well as changes in expected global oil and oil product demand and production, are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, and undue reliance should not be placed upon them. Many factors could cause forecasted and actual results to differ materially from those anticipated or implied in these forward-looking statements. For a more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, a copy of which can also be found on our website www.capitalpplp.com. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies and industry sources. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. Neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units. For more information about the Partnership, please visit our website: www.capitalpplp.com

Important Information For Investors And Shareholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between CPLP and Crude Carriers ("Crude") will be submitted to the shareholders of Crude for their consideration. CPLP may file with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-4 that will contain a prospectus of CPLP and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of Crude prior to the shareholders' meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about CPLP and Crude, the business combination and related matters including the terms and conditions of the transaction. INVESTORS AND SECURITY HOLDERS OF EACH OF CPLP AND CRUDE ARE URGED TO READ THE FORM F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS, AS THEY MAY BE AMENDED FROM TIME TO TIME, THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the prospectus and other documents containing important information about CPLP and Crude, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CPLP will be available free of charge on CPLP's website at www.capitalpplp.com under the tab "Investor Relations" or by contacting CPLP's Investor Relations Department at +1 212 661 7566.

Recent Developments 1 On May 5, 2011, Capital Product Partners L.P. announced that it entered into a definitive agreement to merge with Crude Carriers Corp., (NYSE: CRU). The exchange ratio is 1.56 CPLP units for each Crude Carriers Corp. share, which equates to a value of $17.58 per Crude Carriers share based on CPLP's closing unit price of $11.27 on May 4, 2011. The Independent Directors Committees of each entity negotiated the terms of the merger agreement and approved the transaction recommending it to their respective Boards of Directors. Also on the same day, CPLP announced the acquisition of the dry cargo vessel M/V Cape Agamemnon. The time charter is to Cosco Bulk Carrier Co. Ltd, an affiliate of the COSCO Group, and one of the largest dry bulk charterers globally. The charter commenced in July 2010, and the earliest expiry under the charter is June 2020. The gross charter rate is $53,100 ($50,445 net) per day until July 2015 and from July 2015 until the end of the term $33,100 gross ($31,445 net) per day.

Accretive to Distributable Cash Flow Per Unit and Enhances Long-Term Distribution Growth Strengthens Balance Sheet Increase Market Access as CPLP will Rank as 5th Largest U.S. Tanker Company Based on Equity Market Capitalization Pro Forma CPLP has an Equity Market Capitalization of Approximately $800 Million and a Public Float in Excess of $500 Million Sponsor Displays Strong Commitment and Confidence in the Prospects of CPLP through Receipt of 7.1 Million CPLP Units Negotiations Conducted by Each Entity's Independent Directors' Committee, Which Negotiated the Terms of the Merger Agreement, Approved the Transaction & Recommended it to Each Entity's Board of Directors Pro-Forma CPLP will remain a Form 1099 - issuing MLP Rationale for Transactions 2

Overview of Capital Product Partners 3 Capital Product Partners L.P. (Nasdaq: CPLP) is an International Shipping Company and Leader in the Seaborne Transportation of Refined Oil Products and Chemicals The Partnership has elected to be treated as a corporation; our investors receive the standard Form 1099 The Partnership is Well-Positioned to Benefit from the Long-Term Growth Dynamics of the Product Tanker Industry Worldwide Our fleet currently consists of twenty-one high specification double-hull tankers, with an average age of approximately 4.7 years (as of March 31, 2011) Our Thirteen Ice Class 1A Medium Range (MR) Chemical/Product Tankers Represent one of the Largest Such Fleets in the World Our Charters have an average remaining term of 4.4 years (as of March 31, 2011)

High Charter Coverage For The Medium Term 86% Of Total Fleet Days Secured Under Period Charter Coverage For Remainder Of 2011 50% For 2012 4 Spot

Overview of Crude Carriers 5 Five Ultra-Modern Tankers (Two VLCCs and Three Suezmaxes) Approximately 1.1 Million DWT Average Age 1.9 years (weighted by DWT) Ships Built at Preeminent Japanese and Korean Shipyards Modern High-Spec Vessels that have Realized Better than "Market Rates" due to Strong Utilization Four of Crude Carriers' Vessels have Spot Charter with Shell Charter revenue linked to TD-5 and TD-3 routes plus profit share Charters expire between 5/11 to 8/11 Crude Carriers has Moderate Leverage with 30% Loan-to-Value

Merger with Crude Carriers 6 Unit-for-Stock Transaction 1.560x Exchange Ratio (CPLP unitholders to own 64.7% of Pro Forma Partnership) Merger Agreement Approved by each of CPLP's and Crude Carriers' Boards of Directors Negotiated and Approved by Each Entity's Special Committee Subject to Crude Carriers Stockholder Approval Management and Crude Carriers' sponsor have agreed to Vote in Favor of the Transaction Expected Closing Early Q3 2011

Acquisition of M/V Cape Agamemnon 7 Acquisition of 2010 Capesize Vessel $98.5 million Acquisition price is below appraised charter-adjusted value Purchase Price Funded with Issuance of 7.1 Million Units to Sponsor and $25.0 Million in Cash Highly attractive COSCO Bulk Charter Charter rate $50,445 per day (net) to July 2015; decreasing to $31,335 (net) through July 2020 Operating Expenditures will Consist of: (i) a Reimbursement of Actual Costs Incurred by Capital Maritime and (ii) Management Fee of $870 Per Day One-time Opportunity - CPLP does not Currently Intend to Expand Further Into the Dry Bulk Business

(1) Includes 7.1 million units issued for the acquisition of M/V Cape Agamemnon and assumes closing unit price on May 4, 2011 of $11.27 Pro Forma CPLP has the 5th Largest Market Capitalization in the Sector with the Youngest Fleet CPLP Should Attract Greater Shareholder Interest 8 (1)

Pro Forma Unitholder Ownership 9 Pro Forma for the Transactions, CPLP Unitholders Will Own 64.7% of the Partnership and Crude Carriers Will Own 35.3% Capital Maritime & Trading Corp. (Sponsor) Capital GP L.L.C. (General Partner) Existing CPLP Public Unitholders Common Units Crude Shareholders Common Units Capital Product Partners L.P. Capital Product Operating GP L.L.C. Operating Subsidiaries 35.3% LP Interest 37.6% LP Interest 25.1% LP Interest 2.0% GP Interest & Incentive Distribution Rights Crude Carriers Corp.

Large, Modern Fleet With Strong Technical Manager 10 The Pro Forma CPLP is a Large, Diversified, Ultra-Modern Tanker Company 27 Vessels Approximating 2.2 Million DWT Youngest Fleet with a Weighted average fleet age of 3.2 years Market Leader in Products and Crude Sectors with Strong Sponsorship Manager Vetted with Most Oil Majors Strong Safety and Environmental Track Record Expanded Growth Opportunities

Chartering Strategy for Crude Carriers' Vessels 11 CPLP intends to Reduce Crude Market Exposure over the Next 6 to 18 Months as the Crude Market Improves and Opportunities Arise by Entering Fixed Period Charters Modern, High-Specification Vessels and Capital Maritime's Vetting Provides Access to Significant Time Charter Opportunities Crude Carriers has a Very Strong Commercial Track Record

CAPITAL PRODUCT PARTNERS L.P.
12

Pro Forma Fleet Overview

Vessel Name	DWT	Charterer	Year/Place Built	Type of Vessel
Alexander the Great	297,958	Spot	2010, Japan	VLCC
Achilleas	297,863		2010, Japan	
Cape Agamemnon	179,221		2010, S. Korea	Capesize Dry Cargo
Amore Mio II	159,982	CAPITAL	2001, S. Korea	Crude Oil Suezmax
Miltiadis M II	162,397	Spot	2006, S. Korea	
Amoureux	150,393		2008, Japan	
Aias	150,096		2008, Japan	
Ayrton II	51,260	bp	2008, S. Korea	IMO II/III Chem./Prod.
Agamemnon II	51,238		2008, S. Korea	
Alexandros II	51,258	OSG Overseas Shipholding Group, Inc.	2009, S. Korea	
Aristotelis II	51,226		2008, S. Korea	
Aris II	51,218		2008, S. Korea	
Axios	47,872	PETROBRAS	2007, S. Korea	Ice Class 1A IMO II/III Chemical/ Product
Anemos I	47,782		2007, S. Korea	
Assos	47,872	PEMEX	2007, S. Korea	
Atrotos	47,786		2007, S. Korea	
Avax	47,824	bp	2006, S. Korea	
Apostolos	47,782		2007, S. Korea	
Akeraios	47,781		2007, S. Korea	
Atlantas	36,760		2006, S. Korea	
Aktoras	36,759		2006, S. Korea	
Aiolos	36,725		2007, S. Korea	
Agisilaos	36,760	CAPITAL MARITIME & TRADING CORP	2006, S. Korea	
Arionas	36,725		2006, S. Korea	
Alkiviadis	36,721		2006, S. Korea	
Attikos	12,000	TRAFIGURA	2005, PRC	Chem./Prod.
Aristofanis	12,000	Spot	2005, PRC	

- 27 Vessels - 2.2 Million DWT
- 3.2 Weighted Average Fleet Age

Fully-Funded Transactions / 69.0% With Equity 13 ($ in millions) Financing for the Transactions includes $354.8 Million of equity and $159.6 million of borrowing on credit facilities

Rationale for Transactions 14 Accretive to Distributable Cash Flow Per Unit and Enhances Long- Term Distribution Growth Strengthens Balance Sheet Increase Market Access as CPLP will Rank as 5th Largest U.S. Tanker Company Based on Equity Market Capitalization Pro Forma CPLP has an Equity Market Capitalization of Approximately $800 Million and a Public Float in Excess of $500 Million Sponsor Displays Strong Commitment and Confidence in the Prospects of CPLP through Receipt of 7.1 Million CPLP Units Negotiations Conducted by Each Entity's Independent Directors' Committee, Which Negotiated the Terms of the Merger Agreement, Approved the Transaction & Recommended it to Each Entity's Board of Directors Pro-Forma CPLP will remain a Form 1099 - issuing MLP

Appendix

First Quarter 2011 Highlights 15 Consistent revenues and income: Net Income of $2.4 million - EPU of $0.06 Operating Surplus of $9.1 million Cash distribution: $0.2325 per unit for 1Q'11 In-line with annual distribution guidance of $0.93 per unit Annualized yield of ~8.3% Sustainable distribution level "Axios" fixed to Petrobras for 12 months at $13,500 per day, net "Agisilaos" charter to Capital Maritime & Trading Corp. ("Capital Maritime") extended for 3 months at an increased rate of $13,000 per day, net plus 50/50 profit share ex IWL "Avax" and "Akeraios" chartered to Capital Maritime at a rate of $14,000 per day, gross ($13,850 per day, net)

Income Statement 16 For the Three-Month Period Ended March 31, 2011 For the Three-Month Period Ended March 31, 2010 Revenues $21,425 $32,333 Revenues - related party 6,229 1,152 Total Revenues $27,654 $33,485 Expenses: Voyage expenses $735 $1,793 Vessel operating expenses - related party 7,048 7,171 Vessel operating expenses - 482 General and administrative expenses 1,292 630 Depreciation 8,117 7,712 Operating income $10,462 $15,697 Other income (expense), net: Interest expense and finance cost (8,225) (8,258) Interest and other income 156 341 Total other expense, net (8,069) (7,917) Net income $2,393 $7,780 Less net income attributable to Capital Maritime operations - (1,005) Partnership's net income $2,393 $6,775 ($ in thousands)

Operating Surplus for Calculation of Unit Distribution 17 ($ in thousands) For the Three-Month Period Ended March 31, 2011 For the Three-Month Period Ended March 31, 2011 For the Three-Month Period Ended December 31, 2010 For the Three-Month Period Ended December 31, 2010 Net income $2,393 $2,390 Adjustments to net income Depreciation and amortization 8,864 8,838 Deferred revenue 784 12,041 801 9,639 PARTNERSHIP'S NET CASH PROVIDED BY OPERATING ACTIVITIES $12,041 $12,029 Replacement Capital Expenditures (2,985) (2,985) OPERATING SURPLUS 9,056 9,044 Recommended reserves (53) (41) AVAILABLE CASH $9,003 $9,003 Total Unit Coverage: 1.00x

Balance Sheet 18 ($ in thousands) As of March 31, 2011 As of December 31, 2010 Assets Total current assets $38,495 $ 35,139 Total fixed assets 699,222 707,339 Other non-current assets 15,227 15,774 Total assets $752,944 $ 758,252 Liabilities and Partners' Capital/ Stockholders' Equity Total current liabilities $ 9,688 $ 9,175 Total long-term liabilities 504,655 509,317 Total Partners' Capital/ Stockholders' Equity 238,601 239,760 Total liabilities and Partners' Capital/ Stockholders' Equity $752,944 $ 758,252

Improving Spot And Period Market 19 Clean product spot rates continued to improve on the back of a strong Atlantic market and increased product demand in the East Increased product tanker period activity at higher levels Modern product tanker asset values on the rise MR orderbook remains among the lowest in the industry Global oil demand expected to experience solid growth over the next 5 years but high oil prices may curb OECD oil demand 2010: 87.9 mb/d (+3.4%) 2011: 89.1 mb/d (+1.6%)

Capital Product Partners L.P. Capital Product Partners L.P.